UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONMED HEALTHCARE MANAGEMENT, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
20741M03
(CUSIP Number)
Edward Heil
8052 Fisher Island Drive
Fisher Island, Florida 33109
Tel: (305) 673-0500
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)
July 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20741M03

1	NAMES OF REPORTING PERSONS Edward Heil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0.00

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,428,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0.00

WITH	10	SHARED DISPOSITIVE POWER

1,428,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,428,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Pursuant to (i) the Voting Agreement between Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Mr. Heil (further described in Item 4) and (ii) the Commitment Letter between India Investment Company, a Delaware corporation (“Investment Co.”), Parent and Mr. Heil (further described in Item 4), Mr. Heil may be deemed to beneficially own 1,209,870 shares (including warrants to purchase up to 91,570 shares) of Common Stock of the Company that may be deemed to be beneficially owned by the Desnick Reporting Persons (defined below) according to information provided by the Desnick Reporting Persons in their Schedule 13D filed on July 15, 2011. Mr. Heil disclaims beneficial ownership of such shares. See Item 5(b) below.
(2) Based upon 13,208,297 shares of Common Stock outstanding, as set forth in the Merger Agreement (as defined below) and further described in Item 5(b) below.

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CUSIP No.	20741M03

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Edward Heil.

(b)	Mr. Heil’s business address and the address where his principal occupation is conducted is 8052 Fisher Island Drive, Fisher Island, Florida 33109.

(c)	Mr. Heil’s principal occupation is that of a land developer and private investor.

(d), (e)	During the last five years, Mr. Heil has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Heil is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 11, 2011, Mr. Heil entered into (i) a Commitment Letter (the “Commitment Letter”) with India Investment Company, a Delaware corporation (“Investment Co.”), and Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and (ii) a Voting Agreement with Parent (the “Voting Agreement”). James H. Desnick, M.D. is the sole stockholder and sole director of Investment Co., and Investment Co. is the sole managing member of Parent (Mr. Desnick, Investment Co. and Parent, together, the “Desnick Reporting Persons”). Prior to July 11, 2011, Mr. Heil had acquired 209,700 shares of Common Stock and a warrant for 8,430 shares of Common Stock (together, the “Heil Shares”) with individual funds. As a result of entering into the Commitment Letter and Voting Agreement, Mr. Heil and the Desnick Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. Mr. Heil expressly disclaims beneficial ownership in the shares of Common Stock (other than the Heil Shares) referred to in this Schedule 13D, and the inclusion of such shares in this report shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

According to the Schedule 13D filed July 15, 2011 by the Desnick Reporting Persons, the Desnick Reporting Persons beneficially own 1,209,870 shares of Common Stock, including warrants to purchase up to 91,570 shares of Common Stock. Mr. Heil has not purchased any shares of Common Stock pursuant to the Commitment Letter or the Voting Agreement. See Items 5 and 6 hereof.

Item 4.	Purpose of Transaction.

As noted above, on July 11, 2011, Mr. Heil entered into the Commitment Letter, pursuant to which Mr. Heil agreed to (i) purchase equity interests of Investment Co. for an aggregate amount equal to $3.25 million in cash, (ii) purchase 12.5% unsecured subordinated notes of Parent for an aggregate amount equal to $1.88 million and (iii) contribute $839,800 of equity, comprised of the Heil Shares. Mr. Heil, Investment Co. and Parent entered into the Commitment Letter for the purpose of funding a portion of the consideration for the merger (the “Merger”) of the Company with and into a subsidiary of Parent (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), among the Company, Parent and Merger Sub.

The commitments under the Commitment Letter may be reduced by Investment Co., but only to the extent that Parent is able to consummate the Merger with Mr. Heil and other investors contributing less

CUSIP No.	20741M03

than the full amount of their respective commitments. Mr. Heil’s obligation to satisfy his commitments under the Commitment Letter is subject to certain conditions, including the satisfaction or waiver by Parent at the closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, the funding of the financing transactions contemplated under various other commitment letters with the Desnick Reporting Persons to which Mr. Heil is not a party, and the consummation of the Merger. This summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached as Exhibit 1 and incorporated by reference to this Item 4.

As an inducement for Parent and Merger Sub to enter into the Merger Agreement, Mr. Heil entered into the Voting Agreement, pursuant to which he agreed, among other things, to vote the Heil Shares (i) in favor of (a) the Merger Agreement and the transactions contemplated thereby and (b) any related matter that must be approved by the Company’s stockholders in order for the transaction contemplated by the Merger Agreement to be consummated, and (ii) against and not consent to any (a) alternative business combination transaction involving the Company, (b) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (c) corporate action, the consummation of which would materially frustrate the purposes, prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or otherwise agreed to by Parent, (d) any change in the board of directors of the Company, except as contemplated by the Merger Agreement and (e) any material change in the Company’s corporate structure, certificate of incorporation, charter or bylaws, except as contemplated by the Merger Agreement or otherwise agreed by Parent.

Mr. Heil has agreed not to cause or permit, subject to certain exceptions, (i) the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer or disposal of any Heil Shares or any interest therein, (ii) the grant of any proxies or power of attorney with respect to the Heil Shares or (iii) entrance into any agreement or commitment, whether or not in writing, providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of any Heil Shares or any interest therein.

Under the Voting Agreement, Mr. Heil also granted to Parent an irrevocable proxy with respect to the Heil Shares. The irrevocable proxy allows Parent to vote the Heil Shares in the manner set forth above. The proxy granted to Parent will be revoked automatically upon termination of the Voting Agreement. The Voting Agreement will terminate automatically upon the earliest to occur of (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) at any time upon the written agreement of Parent or Mr. Heil and (iv) upon the amendment or modification of the Merger Agreement to reduce the Merger consideration or otherwise change the terms and conditions, taken as a whole, of the Merger Agreement in a way that is materially adverse to the holders of Common Stock. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference to this Item 4.

Except as set forth in this Schedule 13D and the corresponding exhibits hereto, Mr. Heil does not have any plans or proposals which relate to or which would result in any of the acts specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Heil reserves the right to develop such plans).

Item 5.	Ownership.

(a)	Mr. Heil beneficially owns 218,130 shares of Common Stock, including a warrant to purchase up to 8,430 shares of Common Stock. Such shares represent approximately 1.7% of the outstanding shares of Common Stock (based upon 13,208,297 shares outstanding as of July 8, 2011 (including Common Stock that may be issued pursuant to certain warrants and options) as set forth in the Merger Agreement).

As a result of the Commitment Letter and the Voting Agreement, Mr. Heil may be deemed to have beneficial ownership of shares of Common Stock held by the Desnick Reporting Persons. Based upon information provided by the Desnick Reporting Persons on their Schedule 13D filed July 15, 2011, the

CUSIP No.	20741M03

Desnick Reporting Persons beneficially own 1,209,870 shares of Common Stock, including warrants to purchase up to 91,570 shares of Common Stock, which constitutes approximately 9.2% of the Common Stock.

Mr. Heil and the Desnick Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. Mr. Heil has elected to make his own individual filing of a Schedule 13D with respect to the transactions described herein. As such, the information with respect to the Desnick Reporting Persons in this Schedule 13D is limited to the information that Mr. Heil knows or has reason to know.

(b)	Mr. Heil may be deemed to have shared voting power over an aggregate of 1,428,000 shares of Common Stock as a result of the matters disclosed in Item 4 above with respect to the Voting Agreement. Mr. Heil expressly disclaims beneficial ownership of such shares owned by the Desnick Reporting Persons.

Mr. Heil may be deemed to have shared dispositive power over an aggregate of 1,428,000 shares of Common Stock as a result of the matters disclosed in Item 4 above with respect to the Commitment Letter. Mr. Heil expressly disclaims beneficial ownership of such shares owned by the Desnick Reporting Persons.

(c)	Other than as described in Items 3 and 4 above, Mr. Heil has effected no transactions in the Common Stock.

(d)	Other than as described in Items 3 and 4 above, to the knowledge of Mr. Heil, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 — Commitment Letter, dated July 11, 2011, by and between Parent, Investment Co. and Mr. Heil

Exhibit 2 — Voting Agreement, dated July 11, 2011, by and between Parent and Mr. Heil

CUSIP No.	20741M03
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 20, 2011

By:	/s/ Edward Heil
	Name:	Edward Heil

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